
07075059

AirT




15


GLOBAL

AIR T, INC.
2007 ANNUAL REPORT

About the Cover

This year's Annual Report cover features various models of mobile deicing equipment and catering trucks manufactured by Air T's Global Ground Support, LLC (Global) subsidiary. Global has developed a full range of deicing equipment, catering trucks and cabin service trucks to meet customer requirements for the international market. Global's largest mobile deicer shown has been specifically designed for large commercial aircraft such as the Ilyushin, Airbus A380 and military aircraft C5 and C17 with 36 units in service worldwide. Global is currently in the eighth year of a ten year contract with the United States Air Force for the supply of mobile deicing trucks to the Air Force and Navy.

Global is a recognized worldwide manufacturer of mobile deicing equipment, fixed boom deicing systems, tow tractors, catering trucks, cabin service trucks, decontamination systems and special industrial equipment. New technologies and developments are incorporated into Global's products through its continuous improvement program to provide the best value of ground support equipment in the industry. Global is based in Olathe, Kansas and has sold more than 1000 units to 100 customers in 25 countries throughout the world. Global's customers consist of military, commercial airlines, airports, FBO's, deicing contractors and ground handling companies on a worldwide basis.

Selected Financial Data

Air T, Inc. and Subsidiaries

(In thousands except per share data)

	Year Ended March 31,				
	2007	2006	2005	2004	2003
Operating Revenues	**$ 67,303**	$ 79,529	$ 69,999	$ 55,997	$ 42,872
Earnings from continuing operations	**2,486**	2,055	2,106	2,164	366
Loss from discontinued operations	**-**	-	-	(426)	(1,590)
Net earnings (loss)	**2,486**	2,055	2,106	1,738	(1,224)
Basic earnings per share:					
Continuing operations	**0.94**	0.77	0.79	0.80	0.13
Discontinued operations	**-**	-	-	(0.16)	(0.58)
Total basic net earnings (loss) per share	**$ 0.94**	$ 0.77	$ 0.79	$ 0.64	$ (0.45)
Diluted earnings per share:					
Continuing operations	**$ 0.94**	$ 0.77	$ 0.78	$ 0.80	$ 0.13
Discontinued operations	**-**	-	-	(0.16)	(0.58)
Total diluted net earnings (loss) per share	**$ 0.94**	$ 0.77	$ 0.78	$ 0.64	$ (0.45)
Total assets	**$ 24,615**	$ 23,923	$ 24,109	$ 19,574	$ 21,328
Long-term obligations, including current portion	**$ 798**	$ 950	$ 1,245	$ 279	$ 2,509
Stockholders' equity	**$ 15,449**	$ 14,500	$ 13,086	$ 11,677	$ 9,611
Average common shares outstanding-Basic	**2,650**	2,671	2,677	2,716	2,726
Average common shares outstanding-Diluted	**2,650**	2,672	2,693	2,728	2,726
Dividend declared per common share (1)	**$ 0.25**	$ 0.25	$ 0.20	$ -	$ 0.12
Dividend paid per common share (1)	**$ 0.25**	$ 0.25	$ 0.20	$ -	$ 0.12

(1) On May 22, 2007, the Company declared a cash dividend of $0.25 per common share payable on June 29, 2007 to stockholders of record on June 8, 2007. Due to losses sustained in fiscal 2003, no common share dividend was paid in fiscal 2004.

To Our Stockholders:

I am proud to report that fiscal 2007 was another year of significant achievement, with the Air T group posting record earnings of $0.94 per share, a 22% increase over fiscal 2006.

Global Ground Support had another strong year and was instrumental in our producing record earnings. Global has steadily increased its value to our company since we acquired it in 1997 and its contribution to our consolidated revenues has also steadily increased to the current 46% level. Global did not have the same level of international orders in fiscal 2007 compared to fiscal 2006 and as a result, saw a 14% decrease in revenues. However, Global continued to serve the needs of the US Military and our other commercial customers and through stronger margins, was able to contribute substantially higher profits in fiscal 2007. While the litigation related to the 2006 Philadelphia incident continues, we believe that all of the negative operational and financial effects are behind us. We continue to pursue the legal remedies available to us and to recover all amounts that we believe are due to us with regards to the matter. Global continues to explore new products and technologies and Global has and will continue to maintain a reputation of the best after-sale support in the ground support equipment industry. Global's backlog as of March 31, 2007 stood at 18.3 million and that bodes well for the current fiscal year.

Mountain Air Cargo and CSA Air continue to serve the number one express package delivery company in the world—FedEx Corporation. We have served FedEx since 1980 and we truly value that relationship. This portion of our business saw a 17% decrease in revenues in fiscal 2007 as we returned to "normalized" operations after completing the fleet conversion program to ATR 42 and 72 aircraft in fiscal 2006. We continue to be challenged to look for ways to cut costs and increase profitability but we are fortunate to have this profitable and consistent segment of business.

We seek ways to enhance shareholder value and we believe we have been successful in fiscal 2007. In particular, we have undertaken a very successful share repurchase program late in fiscal 2007. To date, we have repurchased approximately 229,000 shares or 8.5% of our outstanding shares for $1,834,000, at approximately $8 per share.

I close by recognizing that Air T's greatest assets are the men and women who work together and excel within the Air T group. Their goal is to provide our customers with service and reliability that is second to none in their respective fields. I believe they have been successful in meeting this goal. In particular, I would like to recognize the contributions of John Gioffre, a valued officer and director of the Company for 25 years, who recently retired in December 2006. We wish John the best.

Finally, I would like to offer a word of thanks to our valued shareholders for their continued support. We look forward to serving you in the coming year.

Sincerely,



Walter Clark
Chairman of the Board
Chief Executive Officer

Overview

The Company operates in two business segments, providing overnight air cargo services to the express delivery services industry and aviation ground support and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers. Each business segment has separate management teams and infrastructures that offer different products and services. The Company's air cargo operations, which are comprised of its Mountain Air Cargo, Inc. ("MAC") and CSA Air, Inc. ("CSA") subsidiaries, accounted for 54% of revenue in fiscal 2007. The Company's ground support operations, comprised of its Global Ground Support, LLC subsidiary ("Global"), accounted for the remaining 46% of 2007 revenues. Following is a table detailing revenues by segment and by major customer category:

(dollars in thousands)	2007		2006		2005	
Overnight Air Cargo Segment:						
FedEx	$ 36,091	54%	$ 43,447	55%	$ 41,312	59%
Ground Equipment Segment:						
Military	16,342	24%	14,183	18%	16,591	24%
Foreign countries	2,161	3%	11,872	15%	651	1%
Other - Commercial	12,709	19%	10,027	12%	11,445	16%
	31,212	46%	36,082	45%	28,687	41%
	$ 67,303	100%	$ 79,529	100%	$ 69,999	100%

MAC and CSA are short-haul express air freight carriers and provide air cargo services exclusively to one customer, FedEx Corporation ("FedEx"). Under the terms of the dry-lease service agreements, which currently cover the majority of the revenue aircraft operated, the Company receives an administrative fee based on the number of aircraft operated in revenue service and passes through to its customer certain cost components of its operations without markup. The cost of fuel, flight crews, landing fees, outside maintenance, parts and certain other direct operating costs are included in operating expenses and billed to the customer as cargo and maintenance revenue, at cost. These agreements are renewable on two to five year terms and may be terminated by FedEx at any time upon 30 days notice. The Company believes that the short term and other provisions of its agreements with FedEx are standard within the air freight contract delivery service industry. FedEx has been a customer of the Company since 1980. Loss of its contracts with FedEx would have a material adverse effect on the Company.

Separate agreements cover the five types of aircraft operated by MAC and CSA for FedEx—Cessna Caravan, ATR-42, ATR-72, Fokker F-27, and Short Brothers SD3-30. The Cessna Caravan, ATR-42, ATR-72 and Fokker F-27 aircraft (a total of 88 aircraft at March 31, 2007) are owned by and dry-leased from FedEx, and the Short Brothers SD3-30 aircraft (two aircraft at March 31, 2007) are owned by the Company and operated periodically under wet-lease arrangements with FedEx. Pursuant to such agreements, FedEx determines the type of aircraft and schedule of routes to be flown by MAC and CSA, with all other operational decisions made by the Company.

MAC and CSA's revenue contributed approximately $36,091,000 and $43,447,000 to the Company's revenues in fiscal 2007 and 2006, respectively, a current year net decrease of $7,356,000 (17%). The Company and its air cargo segment's financial results in fiscal 2007 continue to be affected by FedEx's 2004 decision to modernize a portion of the aircraft fleet operated by MAC by replacing older Fokker F-27 aircraft with newer ATR-42 and ATR-72 aircraft. MAC was engaged to assist in the certification and conversion of ATR aircraft from passenger to cargo configuration and experienced a substantial increase in maintenance revenue in fiscal 2005 as the conversion program hit its peak, then experienced a decrease in maintenance revenue in fiscal 2006 as the conversion program was completed and the aircraft were placed in revenue service. The Company experienced a further significant reduction in maintenance revenue in fiscal 2007 with no revenue from the conversion program and also because the aircraft that were converted had not yet reached a full cycle for recurring heavy maintenance. The majority of these conversion activities, representing the cost of aircraft parts, have been billed to the customer without mark-up. The Company also increased its operating income in fiscal 2005 and 2006 as a result of the aircraft conversions, as the increased labor hours resulted in increased productivity and margins. The Company saw a marked decrease in revenues in fiscal 2007, principally attributable to a return to normalized operations after the aircraft conversion program. The air cargo, segment's operating income for fiscal 2007 was $1,685,000 compared to $2,234,000 in fiscal 2006, a 25% decrease.

In addition, the Company's maintenance revenues fluctuate based on the level of heavy maintenance checks performed on aircraft operated by its air cargo operations. Because most of the ATR aircraft were placed in service during a relatively short time span, they are on roughly the same maintenance schedule, and the next heavy maintenance checks due on these aircraft would not be anticipated to start until the fiscal year ending March 31, 2009. Unless there is an acceleration of the heavy maintenance checks schedule, which is based on aircraft usage, or the Company is able to attract additional maintenance projects, maintenance revenues in fiscal 2008 are likely to be lower than in fiscal 2005 and 2006. Cost cutting measures implemented at MAC during the latter half of fiscal 2007 partially offset the effect of reduced maintenance revenues in that period and are anticipated to have a continuing impact going forward.

Global manufactures, services and supports aircraft deicers and ground support equipment and other specialized industrial equipment on a worldwide basis. Global's revenues contributed approximately $31,212,000 and $36,081,000 to the Company's revenues in fiscal 2007 and 2006, respectively, a current year decrease of 13.5%. In fiscal 2007, Global revenues were 46% of consolidated revenues, only slightly above the 45% in fiscal 2006, but this percentage has increased significantly from 30% in fiscal 2003. This trend shows the increasing significance of Global to the consolidated results of the Company. Revenues in 2007 were affected by a significant decrease in the number of commercial deicers sold compared to 2006 (both domestically and foreign), somewhat offset by increased unit sales to the military and increased service and training income. Although sales revenue decreased, Global had a substantially higher gross margin and profit in fiscal 2007. Global's segment operating income for fiscal 2007 was $4,506,000, a 53% increase over fiscal 2006 segment operating income of $2,940,000. The reasons for the increase in segment operating income were an improved customer and product mix and a decrease in costs associated with the Philadelphia boom incident, discussed below.

In June 1999, Global was awarded a four-year contract to supply deicing equipment to the United States Air Force. In June 2003 Global was awarded a three-year extension of that contract and a further three-year extension was awarded in June 2006. In fiscal 2007, revenues from sales to the Air Force accounted for approximately 52% of the ground equipment segment's revenues (as compared to 39% in fiscal 2006).

Global's results in fiscal 2006 were adversely affected as the result of the collapse of one of twelve fixed-stand deicing booms sold by Global for installation at the Philadelphia airport. Following the collapse of the boom, Global undertook to examine and repair the eleven remaining booms and incurred expense of approximately $905,000 in connection these activities. No similar costs were incurred in fiscal 2007. Although Global has initiated legal action to recover these expenses from its subcontractor, the Company, cannot provide assurance of the amount or timing of any such recovery. See Note 15 of Notes to Consolidated Financial Statements.

The following table summarizes the changes and trends in the Company's operating expenses for continuing operations as a percentage of revenue:

	Fiscal year ended March 31,		
	2007	2006	2005
Operating Revenues (in thousands)	$ 67,303	$ 79,529	$ 69,999
Operating expenses as a percentage of revenue:			
Flight operations	26.55 %	24.38 %	24.41 %
Maintenance	19.10	22.41	25.65
Ground equipment	33.43	36.32	32.11
General and administrative	14.24	12.06	11.96
Depreciation and amortization	0.99	0.86	0.91
Total Operating Expenses	94.31 %	96.03 %	95.04 %

The Company, which incurred an increase in professional fees in fiscal 2005 due to the anticipated internal controls audit requirements of Section 404 of the Sarbanes-Oxley Act (SOX) of 2002, reduced SOX related professional fees in fiscal 2006 and 2007 due to SEC approved extensions in the Section 404 implementation deadlines for smaller companies, including the Company. The requirements of Section 404 of SOX are currently scheduled to apply to the Company's 2008 fiscal year. Section 404 requires management of the Company to document, test, and issue an opinion as to the adequacy of internal control over financial reporting. In addition, Section 404 requires the Company's independent accountants to review the Company's internal control documentation and testing results, and to issue its opinion as to the adequacy of internal control over financial reporting, which requirement is currently scheduled to be applicable for the Company's 2009 fiscal year. The Company anticipates that under the current phase-in schedule, compliance with these requirements of Section 404 will increase professional fees in fiscal 2008 and 2009.

Fiscal 2007 vs. 2006

Consolidated revenue from operations decreased $12,225,000 (15%) to $67,303,000 for the fiscal year ended March 31, 2007 compared to the prior fiscal year. The decrease in 2007 revenue resulted from a decrease in air cargo revenue of $7,356,000 (17%) to $36,091,000 in fiscal 2007, combined with a decrease in ground equipment revenue of $4,869,000 (14%) to $31,212,000, as described in "Overview" above. The decrease in air cargo revenue was primarily the result of a decrease in expenses that are passed through to the customer at cost, primarily relating to the aircraft conversion program that was undertaken in fiscal 2005 and completed in fiscal 2006. Air cargo revenues have returned to levels similar to fiscal 2004, prior to commencement of the customer fleet modernization program. We expect this level of air cargo revenues to be more indicative of air cargo revenues for fiscal 2008. The decrease in ground equipment revenue was primarily the result of a decrease in the number of commercial deicing units sold by Global, largely due to a decrease in foreign sales in China, the United Kingdom and Canada. The decrease in foreign sales has been partially offset by increased sales to the United States military and increases in service and training income.

Operating expenses on a consolidated basis decreased $12,894,000 (17%) to $63,477,000 for fiscal 2007 compared to fiscal 2006. The decrease in air cargo operating expenses consisted of the following changes: cost of flight operations decreased $1,515,000 (8%) primarily as a result of decreased direct operating costs, including pilot salaries and related benefits, fuel, airport fees, and costs associated with pilot travel and decreased administrative staffing due to flight schedule changes. This was also a byproduct of the aircraft conversion program as pilot costs were up significantly during the program as MAC ramped up for a new aircraft type and had dual staffing and training requirements. These costs have returned to historic levels as MAC has resumed normal operations with the new fleet of aircraft in fiscal 2007. Aircraft maintenance expenses decreased $4,967,000 (28%) primarily as a result of decreases in maintenance costs that are passed through to the customer at cost, the cost of contract services, maintenance personnel, travel, and outside maintenance related to completion of the customer fleet modernization in fiscal 2006. Ground equipment costs decreased $6,386,000 (22%), which included decreased cost of parts and supplies and labor related to the decreased customer orders and sales by Global in fiscal 2007. We also made some strategic purchasing decisions during fiscal 2007 that increased interim inventory levels but resulted in decreased production costs. In addition, we incurred $905,000 in remediation costs in fiscal 2006 associated with the incident involving one of Global's deicing booms in Philadelphia.

Gross margin on ground equipment increased from $7,195,000 (20%) in fiscal 2006 to $8,711,000 (28%) in fiscal 2007. This was the result of the change in customer mix, with fewer commercial units and an increase in military units, as well as increased service and training income. The military units are of similar configuration resulting in production efficiencies. The military units also generally include higher margin options. In addition, the Philadelphia remediation costs negatively impacted the 2006 gross margin.

General and administrative expense remained fairly constant with a net decrease of $9,000. The Company incurred compensation expense related to stock options of $305,000 in fiscal 2007 as a result of adopting SFAS 123(R) *Share-Based Payment* ("SFAS 123(R)") at the beginning of the fiscal year. Staffing and benefits and staff travel costs decreased in fiscal 2007 as a result of a number of management personnel retirements and also to return to staffing levels prior to the aircraft conversion program.

Operating income for the year ended March 31, 2007 was $3,827,000, a $669,000 (21%) improvement over fiscal 2006. The majority of the improvement came in the ground support segment. Global's current fiscal year operating income increased compared to its prior fiscal year primarily due to current period's higher levels of equipment margins and the $905,000 in cost associated with the repair of deicing booms in Philadelphia in fiscal 2006.

Non-operating income, net was a net income amount of $76,000 in fiscal 2007 compared to a net expense of $77,000 in fiscal 2006. Interest expense was consistent from year to year. Investment income increased by $99,000 in fiscal 2007 due to increased rates on investments, as well as an increase in the amounts invested in 2007.

Income tax expense of $1,416,000 in fiscal 2007 represented an effective tax rate of 36.3%, which included the benefit of municipal bond income as well as the impact of U.S. production deduction authorized under tax law changes enacted in fiscal 2005. Income tax expense of $1,026,000 in fiscal 2006 represented an effective tax rate of 33.3%, which included a reduction associated with a true-up of deferred tax assets in the prior fiscal year.

Net earnings were $2,486,000 or $0.94 per diluted share for the year ended March 31, 2007, a 21% improvement over $2,055,000 or $0.77 per diluted share in fiscal 2006.

Fiscal 2006 vs. 2005

Consolidated revenue from operations increased $9,529,000 (14%) to $79,529,000 for the fiscal year ended March 31, 2006 compared to the prior fiscal year. The increase in 2006 revenue resulted from an increase in air cargo revenue of $2,135,000 (5%) to $43,447,000 in fiscal 2006, combined with a $7,394,000 (26%) increase in ground equipment revenues to $36,081,000 in fiscal 2006. The increase in air cargo revenue was primarily the result of an increase in expenses that are passed through to the customer at cost, primarily relating to the aircraft conversion program that was undertaken in fiscal 2005 and completed in fiscal 2006, as discussed in "Overview" above. The increase in ground equipment revenue was primarily the result of an increase in the number of commercial deicing units sold by Global in fiscal 2006, largely due to orders from China, the United Kingdom and Canada.

Operating expenses on a consolidated basis increased $9,840,000 (15%) to $76,371,000 for fiscal 2006 compared to fiscal 2005. The increase in air cargo operating expenses consisted of the following changes: cost of flight operations increased $2,295,000 (13%) primarily as a result of increased direct operating costs, including pilot salaries and related benefits, fuel, airport fees, and costs associated with pilot travel, due to increased cost of oil, flight schedule changes and increased administrative staffing due to fleet modernization and route expansion programs; maintenance expenses decreased $129,000 (1%) primarily as a result of decreases in cost of contract services, maintenance personnel, travel, and outside maintenance related to the completion of customer fleet modernization, partially offset by increased operating cost related to the route expansion. Ground equipment costs increased $6,406,000 (29%), which included increased cost of parts and supplies and support personnel related to increased customer orders and $905,000 in remediation costs associated with the incident involving one of Global's deicing booms in Philadelphia.

Gross margin on ground equipment increased from $6,207,000 (22%) in fiscal 2005 to $7,195,000 (20%) in fiscal 2006. This was the result of increased foreign sales in 2006, although the gross margin percentage was down as a result of the costs associated with the Philadelphia boom incident.

General and administrative expense increased $1,218,000 (15%) primarily as a result of a provision for bad debt expense, increased staffing and benefits, staff travel and profit sharing provision, offset by decreased professional fees due to a deferral in the implementation of SOX Section 404 compliance.

Operating income for the year ended March 31, 2006 was $3,158,000, a $311,000 reduction from fiscal 2005, resulting from changes in both the ground equipment and air cargo sectors. In the fiscal year ended March 31, 2006, Global had operating income of $2,940,000, a 1% decrease compared to fiscal 2005 operating income of $2,957,000. Global's fiscal 2006 operating income decreased compared to fiscal 2005 primarily due to higher levels of commercial equipment orders in 2006, which more than offset the $905,000 in cost associated with the repair of deicing booms in Philadelphia. Operating income for the Company's overnight air cargo operations was $2,234,000 in the fiscal year ended March 31, 2006, an increase of 4% from $2,143,000 in fiscal 2005. The increase in air cargo operating income was due to FedEx's 2004 decision to modernize the aircraft fleet being operated by MAC under dry-lease agreements by replacing older Fokker F-27 aircraft with newer ATR-42 and ATR-72 aircraft. MAC's administrative fees which are based on the number of aircraft operated in active or stand-by service, although adversely affected in fiscal 2005 as a result of delays in the introduction of newer ATR aircraft which were not received in time to replace the older Fokker F-27 aircraft that were removed from service as they neared major scheduled maintenance, increased in fiscal 2006 as the ATR aircraft entered revenue service. F-27 revenue routes, affected by the delayed introduction of the ATR's, were temporarily flown in fiscal 2005 by standby MAC and CSA aircraft or wet lease aircraft. MAC, which had been engaged to assist in the certification and conversion of ATR aircraft from passenger to cargo configuration and had experienced a substantial increase in maintenance revenue in fiscal 2005, experienced a decrease in maintenance revenue in fiscal 2006 due to the completion of work once the aircraft were placed in revenue service. The majority of these conversion activities, a portion of which represents cost of aircraft parts, have been billed to the customer without mark-up.

Non-operating expense was $76,000 in fiscal 2006 compared to $22,000 in fiscal 2005. Interest expense was $65,000 higher in fiscal 2006 related to increased borrowings on the Company's bank line. This increase was partly offset by a 25,000 increase in interest earned on investments.

Income tax expense of $1,026,000 in fiscal 2006 represented an effective tax rate of 33.3%, which included a reduction associated with a true-up of deferred tax assets in the prior fiscal year. Income tax expense of $1,341,000 in fiscal 2005 represented an effective tax rate of 38.9%, which represented the combined federal and state statutory tax rates.

Net earnings was $2,055,000 or $0.77 per diluted share for the year ended March 31, 2006, a 2% decline from $2,106,000 or $0.78 per diluted share in fiscal 2005.

Liquidity and Capital Resources

As of March 31, 2007, the Company's working capital amounted to $12,725,000, an increase of $1,645,000 compared to March 31, 2006. The net increase primarily resulted from an increase in inventories and cash and cash equivalents, partially offset by a decrease in accounts receivable, as discussed further below.

In August 2006, the Company amended its $7,000,000 secured long-term revolving credit line to extend its expiration date to August 31, 2008. The revolving credit line contains customary events of default, a subjective acceleration clause and restrictive covenants that, among other matters, require the Company to maintain certain financial ratios. There is no requirement for the Company to maintain a lock-box arrangement under this agreement. As of March 31, 2007, the Company was in compliance with all of the restrictive covenants. The amount of credit available to the Company under the agreement at any given time is determined by an availability calculation, based on the eligible borrowing base, as defined in the credit agreement, which includes the Company's outstanding receivables, inventories and equipment, with certain exclusions. At March 31, 2007, $7,000,000 was available under the terms of the credit facility. The credit facility is secured by substantially all of the Company's assets. Amounts advanced under the credit facility bear interest at the 30-day "LIBOR" rate plus 137 basis points. The LIBOR rate at March 31, 2007 was 5.32%. At March 31, 2007 and 2006 there were no outstanding loan balances.

The Company is exposed to changes in interest rates on its line of credit. Although the line had no outstanding balance at March 31, 2007 and 2006, the line of credit did have a weighted average balance outstanding of approximately $1,386,000 during the year ended March 31, 2007. If the LIBOR interest rate had been increased by one percentage point, based on the weighted average balance outstanding for the year, annual interest expense would have increased by approximately $14,000.

In March 2004, the Company utilized its revolving credit line to acquire a corporate aircraft for $975,000. In April 2004, the Company refinanced the aircraft under a secured 4.35% fixed rate five-year term loan, based on a ten-year amortization with a balloon payment at the end of the fifth year.

The Company assumes various financial obligations and commitments in the normal course of its operations and financing activities. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements such as debt and lease agreements.

The following table of material contractual obligations at March 31, 2007 summarizes the effect these obligations are expected to have on the Company's cash flow in the future periods, as discussed below.

Contractual Obligation	Total	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 years
Long-term bank debt	$ 684,196	$ 108,992	$ 575,204	$ -	$ -
Operating leases	529,189	490,617	35,338	3,234	-
Capital leases	74,947	23,301	31,195	20,451	-
Deferred retirement obligation	646,084	12,391	-	633,693	-
Total	$ 1,934,416	$ 635,301	$ 641,737	$ 657,378	$ -

The following is a table of changes in cash flow for the respective years ended March 31, 2007, 2006 and 2005:

	2007	2006	2005
Net Cash Provided by Operating Activities	$ 2,463,000	$ 530,000	$ 3,273,000
Net Cash (Used In) Investing Activities	(198,000)	(355,000)	(375,000)
Net Cash (Used In) Provided by Financing Activities	(2,072,000)	(970,000)	140,000
Net Increase (Decrease) in Cash	193,000	(795,000)	3,038,000

Cash provided by operating activities was $1,933,000 more for fiscal 2007 compared to fiscal 2006. An increase in net earnings in fiscal 2007 and an executive retirement obligation of $693,000 paid in fiscal 2006 were significant components of the increase. In addition, accounts receivable decreased and inventories increased from fiscal 2007. Accounts receivable have decreased as a significant portion of fourth quarter sales were to the military with favorable payment terms to the Company. Inventories have increased to meet product demand and to take advantage of strategic purchase opportunities. Cash used in investing activities for fiscal 2007 was approximately $157,000 less than fiscal 2006, due to decreased capital expenditures in the current year. Cash used by financing activities was $1,102,000 more in fiscal 2007 compared to fiscal 2006 principally due to the stock repurchase program initiated by the Company in December 2006.

During the fiscal year ended March 31, 2007 the Company repurchased 161,295 shares of its common stock for $1,287,047, including a commission of $0.05 per share. No stock repurchases were made in fiscal 2006. During the fiscal year ended March 31, 2005 the Company repurchased 78,534 shares of its common stock for $356,796, as described following, under "Resignation of Executive Officer".

There are currently no commitments for significant capital expenditures. The Company's Board of Directors, on August 7, 1997, adopted the policy to pay an annual cash dividend in the first quarter of each fiscal year, in an amount to be determined by the board. On May 4, 2005, the Company declared a $0.25 per share cash dividend, to be paid on June 28, 2005 to shareholders of record June 11, 2005. On May 23, 2006 the Company declared a $0.25 per share cash dividend, to be paid on June 28, 2006 to shareholders of record June 9, 2006. On May 22, 2007 the Company declared a $0.25 per share cash dividend, to be paid on June 29, 2007 to shareholders of record June 8, 2007.

Off-Balance Sheet Arrangements

The Company defines an off-balance sheet arrangement as any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a Company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity, or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging, or research and development arrangements with the Company.

The Company is not currently engaged in the use of any of the arrangements defined above.

Impact of Inflation

The Company believes that the recent increases in inflation have not had a material effect on its manufacturing operations, because increased costs to date have been passed on to its customers. Under the terms of its air cargo business contracts the major cost components of its operations, consisting principally of fuel, crew and other direct operating costs, and certain maintenance costs are reimbursed, without markup by its customer. Significant increases in inflation rates could, however, have a material impact on future revenue and operating income.

Resignation of Executive Officer

Effective December 31, 2003, an executive officer and director of the Company resigned his employment. In consideration of approximately $300,000, payable in three installments over a one-year period starting January 12, 2004, the executive agreed to forgo certain retirement and other contractual benefits for which the Company had previously accrued aggregate liabilities of $715,000. The Company also agreed to purchase from the former executive officer 118,480 shares of AirT common stock held by him (representing approximately 4.3% of the outstanding shares of common stock at December 31, 2003) for $4.54 per share (80% of the January 5, 2004 closing price). The stock repurchase took place in three installments over a one-year period, starting January 12, 2004, and totaled approximately $536,000. The repurchase of the former executive's stock was recorded in the period that the repurchase occurred. As of March 31, 2005 all payments required to be made under the above agreements had been made.

Seasonality

Global's business has historically been seasonal. The Company has continued its efforts to reduce Global's seasonal fluctuation in revenues and earnings by increasing military and international sales and broadening its product line to increase revenues and earnings throughout the year. In June 1999, Global was awarded a four-year contract to supply deicing equipment to the United States Air Force, and Global has been awarded two three-year extensions on the contract. Although sales remain somewhat seasonal, this diversification has lessened the seasonal impacts and allowed the Company to be more efficient in its planning and production. The air cargo segment of business has no susceptibility to seasonality.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are more fully described in Notes to the Consolidated Financial Statements in Item 8. The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions to determine certain assets, liabilities, revenues and expenses. Management bases these estimates and assumptions upon the best information available at the time of the estimates or assumptions. The Company's estimates and assumptions could change materially as conditions within and beyond our control change. Accordingly, actual results could differ materially from estimates. The most significant estimates made by management include allowance for doubtful accounts receivable, reserves for excess and obsolete inventories, warranty reserves, deferred tax asset valuation, and retirement benefit obligations.

Allowance for Doubtful Accounts. An allowance for doubtful accounts receivable in the amount of $413,000 and $482,000, respectively, in fiscal 2007 and 2006, was established based on management's estimates of the collectability of accounts receivable. The required allowance is determined using information such as customer credit history, industry information, credit reports, customer financial condition and the collectability of outstanding accounts receivables. The estimates can be affected by changes in the financial strength of the aviation industry, customer credit issues or general economic conditions.

Inventories. The Company's parts inventories are valued at the lower of cost or market. Provisions for excess and obsolete inventories in the amount of $664,000 and $451,000, respectively, in fiscal 2007 and 2006, are based on assessment of the marketability of slow-moving and obsolete inventories. Historical part usage, current period sales, estimated future demand and anticipated transactions between willing buyers and sellers provide the basis for estimates. Estimates are subject to volatility and can be affected by reduced equipment utilization, existing supplies of used inventory available for sale, the retirement of aircraft or ground equipment and changes in the financial strength of the aviation industry.

Warranty reserves. The Company warranties its ground equipment products for up to a two-year period from date of sale. Product warranty reserves are recorded at time of sale based on the historical average warranty cost and are adjusted as actual warranty cost becomes known. As of March 31, 2007 and 2006, the Company's warranty reserve amounted to $196,000 and $285,000, respectively.

Deferred Taxes. Deferred tax assets and liabilities, net of valuation allowance in the amount of $62,000 and $82,000, respectively, in fiscal 2007 and 2006, reflect the likelihood of the recoverability of these assets. Company judgment of the recoverability of these assets is based primarily on estimates of current and expected future earnings and tax planning.

Retirement Benefits Obligation. The Company currently determines the value of retirement benefits assets and liabilities on an actuarial basis using a 5.75% discount rate. Values are affected by current independent indices, which estimate the expected return on insurance policies and the discount rates used. Changes in the discount rate used will affect the amount of pension liability as well as pension gain or loss recognized in other comprehensive income.

Revenue Recognition. Cargo revenue is recognized upon completion of contract terms and maintenance revenue is recognized when the service has been performed. Revenue from product sales is recognized when contract terms are completed and title has passed to customers.

Valuation of Long-Lived Assets. The Company assesses long-lived assets used in operations for impairment when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. In the event it is determined that the carrying values of long-lived assets are in excess of the fair value of those assets, the Company then will write-down the value of the assets to fair value. The Company has applied the discontinued operations provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets,* for the MAS operations and has reflected any remaining long-lived assets associated with the discontinued MAS subsidiary at zero fair market value at March 31, 2007 and 2006.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of SFAS Statement No. 109.* This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company has not yet completed its analysis of the effects of this interpretation.

In September 2006, the FASB issued Statement No. 157 ("SFAS 157"), *Fair Value Measurements.* SFAS 157 establishes a framework for measuring fair value within generally accepted accounting principles, clarifies the definition of fair value within the framework, and expands disclosures about the use of fair value measurements. SFAS 157 does not require any new fair value measurements in generally accepted accounting principles; however, the definition of fair value in SFAS 157 may affect assumptions used by companies in determining fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not determined the impact of adopting SFAS 157 on its consolidated financial statements.

Forward Looking Statements

Certain statements in this Report, including those contained in "Overview," are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the Company's financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements include those preceded by, followed by or that include the words "believes", "pending", "future", "expects," "anticipates," "estimates," "depends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements, because of, among other things, potential risks and uncertainties, such as:

- Economic conditions in the Company's markets;

- The risk that contracts with FedEx could be terminated or that the U.S. Air Force will defer orders under its contract with Global or that this contract will not be extended;
- The impact of any terrorist activities on United States soil or abroad;
- The Company's ability to manage its cost structure for operating expenses, or unanticipated capital requirements, and match them to shifting customer service requirements and production volume levels;
- The risk of injury or other damage arising from accidents involving the Company's air cargo operations or equipment sold by Global;
- Market acceptance of the Company's new commercial and military equipment and services;
- Competition from other providers of similar equipment and services;
- Changes in government regulation and technology;
- Mild winter weather conditions reducing the demand for deicing equipment.

A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

To the Board of Directors and Stockholders of

Air T, Inc.

Maiden, North Carolina

We have audited the accompanying consolidated balance sheets of Air T, Inc. and subsidiaries (the "Company") as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended March 31, 2007. Our audit also included the financial statement schedule listed in the index at Item 15(a)2. These consolidated financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Air T, Inc. and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



Charlotte, NC

June 14, 2007

Consolidated Statements of Operations

Air T, Inc. and Subsidiaries

	Year Ended March 31,		
	2007	2006	2005
Operating Revenues:			
Overnight air cargo	**$ 36,091,405**	$ 43,447,244	$ 41,312,475
Ground equipment	**31,211,940**	36,081,387	28,686,963
	67,303,345	79,528,631	69,999,438
Operating Expenses:			
Flight - air cargo	**17,870,347**	19,385,644	17,090,249
Maintenance - air cargo	**12,857,670**	17,824,277	17,953,353
Ground equipment	**22,500,712**	28,886,513	22,480,127
General and administrative	**9,582,151**	9,591,353	8,373,195
Depreciation and amortization	**665,818**	683,099	633,818
	63,476,698	76,370,886	66,530,742
Operating Income	**3,826,647**	3,157,745	3,468,696
Non-operating Expense (Income):			
Interest	**177,905**	177,159	111,946
Investment income	**(227,373)**	(128,561)	(104,026)
Other	**(26,271)**	28,126	14,384
	(75,739)	76,724	22,304
Earnings From Operations Before Income Taxes	**3,902,386**	3,081,021	3,446,392
Income Taxes	**1,416,340**	1,026,110	1,340,832
Net Earnings	**$ 2,486,046**	$ 2,054,911	$ 2,105,560
Basic Net Earnings Per Share	**$ 0.94**	$ 0.77	$ 0.79
Diluted Net Earnings Per Share	**$ 0.94**	$ 0.77	$ 0.78
Weighted Average Share Outstanding:			
Basic	**2,650,121**	2,671,293	2,677,114
Diluted	**2,650,452**	2,671,779	2,692,880

See notes to consolidated financial statements.

Consolidated Balance Sheets

Air T, Inc. and Subsidiaries

	March 31,	
	2007	2006
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 2,895,499**	$ 2,702,424
Marketable securities	**860,870**	807,818
Accounts receivable, less allowance for doubtful accounts of $413,341 in 2007 and $481,837 in 2006	**7,643,391**	8,692,971
Notes and other non-trade receivables-current	**68,730**	104,086
Inventories	**8,085,755**	5,705,591
Deferred tax asset	**724,534**	576,640
Income taxes receivable	**-**	108,553
Prepaid expenses and other	**325,533**	334,064
Total Current Assets	**20,604,312**	19,032,147
Property and Equipment:		
Furniture, fixtures and improvements	**5,413,075**	6,370,193
Flight equipment and rotables inventory	**2,700,288**	2,705,870
	8,113,363	9,076,063
Less accumulated depreciation	**(5,820,852)**	(5,907,520)
Property and equipment, net	**2,292,511**	3,168,543
Deferred Tax Asset	**170,353**	194,996
Cash Surrender Value of Life Insurance Policies	**1,296,703**	1,231,481
Notes and Other Non-Trade Receivables-Long-Term	**200,529**	214,653
Other Assets	**50,576**	81,537
Total Assets	**$ 24,614,984**	$ 23,923,357

See notes to consolidated financial statements.

	March 31, 2007	March 31, 2006
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 5,304,022	$ 5,354,713
Accrued expenses	2,236,106	2,411,262
Income taxes payable	194,840	-
Current portion of long-term obligations	144,684	186,492
Total Current Liabilities	7,879,652	7,952,467
Capital Lease and Other Obligations (less current portion)	77,702	50,577
Long-term Debt (less current portion)	575,204	712,883
Deferred Retirement Obligations (less current portion)	633,693	707,388
Stockholders' Equity:		
Preferred stock, $1 par value, authorized 50,000 shares, none issued	-	-
Common stock, par value $0.25; authorized 4,000,000 shares 2,509,998 in 2007 and 2,671,293 in 2006 were issued and outstanding	627,499	667,823
Additional paid in capital	6,058,070	6,939,357
Retained earnings	8,658,606	6,840,383
Accumulated other comprehensive income, net	104,558	52,479
Total Stockholders' Equity	15,448,733	14,500,042
Total Liabilities and Stockholders' Equity	$ 24,614,984	$ 23,923,357

Consolidated Statements of Cash Flow

Air T, Inc. and Subsidiaries

	Year Ended March 31,		
	2007	2006	2005
Cash Flows From Operating Activities:			
Net earnings	**$ 2,486,046**	$ 2,054,911	$ 2,105,560
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Change in accounts receivable and inventory reserves	**144,768**	223,867	(48,563)
Depreciation and amortization	**665,818**	683,099	633,818
Change in cash surrender value of life insurance	**(65,222)**	(68,481)	-
Deferred tax (benefit) provision	**(169,566)**	187,005	565,149
Periodic pension (benefit) cost	**(13,211)**	(27,207)	(1,288)
Warranty reserve	**123,000**	251,000	197,000
Compensation expense related to stock options	**305,436**	-	-
Changes in assets and liabilities which provided (used) cash:			
Accounts receivable	**1,118,076**	(1,514,914)	(2,197,540)
Notes receivable and other non-trade receivables	**49,480**	107,709	123,273
Inventories	**(2,220,781)**	88,862	131,702
Prepaid expenses and other	**50,170**	(283,519)	(35,322)
Accounts payable	**(50,691)**	(737,473)	2,751,836
Accrued expenses	**(339,719)**	(98,516)	(254,255)
Deferred retirement obligation	-	(692,959)	-
Billings in excess of costs and estimated earnings on uncompleted contracts	-	-	(80,129)
Income taxes payable	**332,821**	357,057	(617,969)
Deferred tax asset	**46,315**	-	-
Total adjustments	**(23,306)**	(1,524,470)	1,167,712
Net cash provided by operating activities	**2,462,740**	530,441	3,273,272
Cash Flows From Investing Activities:			
Net proceeds from sale of assets	-	7,124	20,655
Capital expenditures	**(197,925)**	(362,570)	(395,685)
Net cash used in investing activities	**(197,925)**	(355,446)	(375,030)
Cash Flows From Financing Activities:			
Net aircraft term loan (payments) proceeds	**(104,352)**	(99,918)	885,153
Net proceeds (repayments) on line of credit	**27,362**	(202,679)	133,559
Payment of cash dividend	**(667,823)**	(667,633)	(535,658)
Payment on capital leases	**(39,880)**	-	-
Repurchase of common stock	**(1,287,047)**	-	(356,796)
Executive pension payment	-	-	(200,000)
Proceeds from exercise of stock options	-	-	213,710
Net cash (used in) provided by financing activities	**(2,071,740)**	(970,230)	139,968
Net Increase (Decrease) In Cash And Cash Equivalents	**193,075**	(795,235)	3,038,210
Cash And Cash Equivalents At Beginning of Year	**2,702,424**	3,497,659	459,449
Cash And Cash Equivalents At End of Year	**$ 2,895,499**	$ 2,702,424	$ 3,497,659
Supplemental Disclosure Of Non-Cash Investing and Financing Activities:			
Capital leases entered into during fiscal year	**$ 35,492**	$ 39,200	$ -
Increase (decrease) in fair value of marketable securities	**58,070**	5,055	(91,247)
Increase value of deferred compensation	**25,009**	-	-
Change in fair value of derivatives	-	22,156	53,184
Tax benefit from stock option	**60,000**	-	-
Supplemental Disclosures Of Cash Flow Information:			
Cash paid during the period for:			
Interest	**$ 206,606**	$ 215,457	$ 112,523
Income taxes	**1,218,693**	473,144	1,411,989

See notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity

Air T, Inc. and Subsidiaries

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Earnings	Income	Equity
Balance, March 31, 2004	2,686,827	$ 671,706	$ 6,834,279	$ 4,127,484	$ 43,331	$ 11,676,800
Comprehensive Income:						
Net earnings				2,105,560		
Other comprehensive income:						
Unrealized loss on securities, net of tax					(71,247)	
Change in fair value of derivatives					53,184	
Total Comprehensive Income						2,087,497
Exercise of stock options	63,000	15,750	197,960	-		213,710
Repurchase and retirement of common stock	(78,534)	(19,633)	(92,882)	(244,281)	-	(356,796)
Cash Dividend ($0.20 per share)	-	-	-	(535,658)	-	(535,658)
Balance, March 31, 2005	2,671,293	667,823	6,939,357	5,453,105	25,268	13,085,553
Comprehensive Income:						
Net earnings				2,054,911		
Other comprehensive income:						
Unrealized loss on securities					5,055	
Change in fair value of derivatives					22,156	
Total Comprehensive Income						2,082,122
Cash Dividend ($0.25 per share)	-	-	-	(667,633)	-	(667,633)
Balance, March 31, 2006	2,671,293	667,823	6,939,357	6,840,383	52,479	14,500,042
Comprehensive Income:						
Net earnings				2,486,046		
Other comprehensive income:						
Unrealized loss on securities, net of tax					27,070	
Total Comprehensive Income						2,513,116
Adjustment to initally apply SFAS Statement No. 158, net of tax					25,009	25,009
Cash Dividend ($0.25 per share)				(667,823)		(667,823)
Tax benefit from stock option exercise			60,000			60,000
Compensation expense related to stock options			305,436			305,436
Stock repurchase	(161,295)	(40,324)	(1,246,723)			(1,287,047)
Balance, March 31, 2007	**2,509,998**	**$ 627,499**	**$ 6,058,070**	**$ 8,658,606**	**$ 104,558**	**$ 15,448,733**

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activities – Air T, Inc. (the Company), through its operating subsidiaries, is an air cargo carrier specializing in the overnight delivery of small package air freight and a manufacturer of aircraft ground support and specialized industrial equipment.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, CSA Air, Inc. (CSA), Global Ground Support, LLC (Global), Mountain Air Cargo, Inc. (MAC) and MAC Aviation Services, LLC (MACAS). All significant intercompany transactions and balances have been eliminated.

Concentration of Credit Risk – The Company's potential exposure to concentrations of credit risk consists of trade accounts and notes receivable, and bank deposits. Accounts receivable are normally due within 30 days and the Company performs periodic credit evaluations of its customers' financial condition. Notes receivable payments are normally due monthly. The required allowance for doubtful accounts is determined using information such as customer credit history, industry information, credit reports, customer financial condition and the collectability of past-due outstanding accounts receivables. The estimates can be affected by changes in the financial strength of the aviation industry, customer credit issues or general economic conditions.

At various times throughout the year, the Company has deposits with banks in excess of amounts covered by federal depository insurance. These financial institutions have strong credit ratings and management believes that the credit risk related to these deposits is minimal.

A majority of the Company's revenues are concentrated in the aviation industry and revenues can be materially affected by current economic conditions and the price of certain supplies such as fuel, the cost of which is passed through to the Company's cargo customer. The Company has customer concentrations in two areas of operations, air cargo which provides service to one major customer and ground support equipment which provides equipment and services to approximately 90 customers, one of which is considered a major customer. The loss of a major customer would have a material impact on the Company's results of operations. See Note 9 "Revenues From Major Customers".

Cash Equivalents – Cash equivalents consist of liquid investments with maturities of three months or less when purchased.

Marketable Securities – Marketable securities consists solely of investments in mutual funds. The Company has classified marketable securities as available-for-sale and they are carried at fair value in the accompanying consolidated balance sheets. Unrealized gains and losses on such securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses on marketable securities are determined by calculating the difference between the basis of each specifically identified marketable security sold and its sales price.

Inventories – Inventories related to the Company's manufacturing operations are carried at the lower of cost (first in, first out) or market. Aviation parts and supplies inventories are carried at the lower of average cost or market. Consistent with industry practice, the Company includes expendable aircraft parts and supplies in current assets, although a certain portion of these inventories may not be used or sold within one year.

Property and Equipment – Property and equipment is stated at cost or, in the case of equipment under capital leases, the present value of future lease payments. Rotables inventory represents aircraft parts, which are repairable, capitalized and depreciated over their estimated useful lives. Depreciation and amortization are provided on a straight-line basis over the shorter of the asset's useful life or related lease term. Useful lives range from three years for computer equipment and continue to seven years for flight equipment.

Revenue Recognition – Cargo revenue is recognized upon completion of contract terms and maintenance revenue is recognized when the service has been performed. Revenue from product sales is recognized when contract terms are completed and title has passed to customers.

Operating Expenses Reimbursed by Customer – The Company, under the terms of its air cargo dry-lease service contracts, passes through to its air cargo customer certain cost components of its operations without markup. The cost of flight crews, fuel, landing fees, outside maintenance, parts and certain other direct operating costs are included in operating expenses and billed to the customer, at cost, and included in overnight air cargo revenue on the accompanying statements of operations.

Stock Based Compensation – The Company adopted SFAS No. 123(R), *Accounting for Stock-Based Compensation* as of April 1, 2006, using the modified prospective approach, and as such, accounts for awards of stock-based compensation based on the fair value method. Prior to April 1, 2006, the Company accounted for awards of stock-based compensation based on the intrinsic value method under the provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees.* As such, no stock-based compensation is recorded in the determination of Net Earnings, as options granted have an option price equal to the market price of the underlying stock on the grant date. The following table illustrates the effect on Net Earnings and Earnings Per Share (EPS) had the Company applied the fair value method of accounting for stock-based employee compensation under SFAS 123, *Accounting for Stock-Based Compensation:*

	Year Ended March 31,	
	2006	2005
Net earnings - as reported	$ 2,054,911	$ 2,105,560
Compensation expense, net of income taxes	(36,900)	(6,740)
Net earnings - pro forma	$ 2,018,011	$ 2,098,820
Basic earnings per share - as reported	$ 0.77	$ 0.79
Basic earnings per share - pro forma	0.76	0.79
Diluted earnings per share - as reported	0.77	0.78
Diluted earnings per share - pro forma	0.76	0.78

Financial Instruments – The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, notes receivable, cash surrender value of life insurance, accrued expenses, and long-term debt approximate their fair value at March 31, 2007 and 2006.

Warranty Reserves – The Company warranties its ground equipment products for up to a three-year period from date of sale. Product warranty reserves are recorded at time of sale based on the historical average warranty cost and are adjusted as actual warranty cost becomes known.

Product warranty reserve activity during fiscal 2007 and fiscal 2006 is as follows:

Balance at March 31, 2005	$ 198,000
Additions to reserve	251,000
Use of reserve	(164,000)
Balance at March 31, 2006	$ 285,000
Additions to reserve	123,000
Use of reserve	(212,000)
Balance at March 31, 2007	$ 196,000

Income Taxes – Deferred income taxes are provided for temporary differences between the tax and financial accounting bases of assets and liabilities using the liability approach. Deferred income taxes are recognized for the tax consequence of such temporary differences at the enacted tax rate expected to be in effect when the differences reverse. The Company reviews the potential realization of all deferred tax assets on a periodic basis to determine the adequacy of its valuation allowance. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized by the Company.

Accounting Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, inventory reserves, deferred retirement obligations, revenue recognized under the percentage of completion method and valuation of long-lived assets.

2. MARKETABLE SECURITIES

Marketable securities, with an adjusted cost basis of $730,345, which consisted of mutual funds and common stock, amounted to $861,000 and $808,000, respectively, as of March 31, 2007 and 2006.

The Company did not realize any gains or losses on sales of marketable securities in fiscal 2007, 2006 and 2005. Unrealized gains reflected in other comprehensive income totaled $27,000 and $5,000, net of tax of approximately $31,000 and $0, respectively, in fiscal 2007 and 2006. An unrealized loss of approximately $71,000, net of approximately $20,000 tax benefit was reflected in fiscal 2005. As of March 31, 2007 and 2006, respectively, unrealized gains of approximately $79,000 and $52,000, net of tax, are included in accumulated other comprehensive income.

3. INVENTORIES

Inventories consist of the following:

	March 31,	
	2007	2006
Aircraft parts and supplies	$ 485,209	$ 621,111
Aircraft ground support manufacturing:		
Raw materials	6,250,813	4,178,451
Work in process	1,648,896	1,270,944
Finished goods	364,688	85,672
Total inventories	8,749,606	6,156,178
Reserves	(663,851)	(450,587)
Total, net of reserves	$ 8,085,755	$ 5,705,591

4. ACCRUED EXPENSES

Accrued expenses consist of the following:

	March 31,	
	2007	2006
Salaries, wages and related items	$ 1,222,578	$ 1,260,059
Profit sharing	515,992	421,310
Health insurance	208,397	309,108
Professional fees	27,966	73,800
Warranty reserves	196,153	284,741
Other	65,020	62,244
Total	$ 2,236,106	$ 2,411,262

5. FINANCING ARRANGEMENTS

In August 2006, the Company amended its $7,000,000 secured long-term revolving credit line to extend its expiration date to August 31, 2008. The revolving credit line contains customary events of default, a subjective acceleration clause and restrictive covenants that, among other matters, require the Company to maintain certain financial ratios. There is no requirement for the Company to maintain a lock-box arrangement under this agreement. As of March 31, 2007, the Company was in compliance with all of the restrictive covenants. The amount of credit available to the Company under the agreement at any given time is determined by an availability calculation, based on the eligible borrowing base, as defined in the credit agreement, which includes the Company's outstanding receivables, inventories and equipment, with certain exclusions. At March 31, 2007, $7,000,000 was available under the terms of the credit facility. The credit facility is secured by substantially all of the Company's assets.

Amounts advanced under the credit facility bear interest at the 30-day "LIBOR" rate plus 137 basis points. The LIBOR rate at March 31, 2007 was 5.32%. At March 31, 2007 and 2006 there was no balance outstanding on the credit facility.

In March 2004, the Company utilized its revolving credit line to acquire a corporate aircraft for $975,000. In April 2004, the Company refinanced the aircraft under a secured 4.35% fixed rate five-year term loan, based on a ten-year amortization with a balloon payment at the end of the fifth year. Maturities on the aircraft loan are $108,992, $113,820 and $461,384 in fiscal years 2008, 2009 and 2010, respectively.

6. LEASE COMMITMENTS

The Company has operating lease commitments for office equipment and its office and maintenance facilities, as well as capital leases for certain office and other equipment. The Company leases its corporate offices from a company controlled by certain Company officers. In June 2006, the Company agreed to an extension of its lease to May 2008, at a monthly rent amount of $12,737.

In August 1996, the Company relocated certain portions of its maintenance operations to a new maintenance facility located at the Global TransPark in Kinston, N. C. Under the terms of the long-term facility lease, after an 18 month grace period (from date of occupancy), rent will escalate from $2.25 per square foot to $5.90 per square foot, per year, over the 21.5 year life of the lease. However, based on the occurrence of certain events related to the composition of aircraft fleet, the lease may be canceled by the Company. The Company currently considers the lease to be cancelable and has calculated rent expense under the current lease term.

Global leases its facility under a lease which extends through August 2009; monthly rental will increase over the life of the lease, based on increases in the Consumer Price Index.

At March 31, 2007, future minimum annual lease payments under capital and non-cancelable operating leases with initial or remaining terms of more than one year are as follows:

	Capital Leases	Operating Leases
2008	$ 27,507	$ 490,617
2009	20,906	30,406
2010	14,304	4,932
2011	14,304	2,972
2012	7,152	261
Total minimum lease payments	84,173	$ 529,188
Less amount representing interest	9,226	
Present value of lease payments	74,947	
Less current maturities	23,301	
Long-term maturities	$ 51,646	

Rent expense for operating leases totaled approximately $765,000, $739,000, and $721,000 for fiscal 2007, 2006 and 2005, respectively, and includes amounts to related parties of $149,878 in fiscal 2007 and $135,060 in fiscal 2006 and 2005.

7. STOCKHOLDERS' EQUITY

The Company may issue up to 50,000 shares of preferred stock, in one or more series, on such terms and with such rights, preferences and limitations as determined by the Board of Directors. No preferred shares have been issued as of March 31, 2007.

During fiscal 2004 the Company suspended its stock repurchase program. Except for 118,027 shares repurchased in conjunction with the retirement of an executive officer (see Note 11), no common shares were repurchased in fiscal 2005 or 2006. Through March 31, 2006, the Company had repurchased and retired a total of 947,300 shares under that program, at a total cost of $3,973,265.

On November 10, 2006, the Company announced that its Board of Directors authorized a new program to repurchase in aggregate up to $2,000,000 of the Company's common stock from time to time on the open market. The program has no specified termination date. During the period from November 10, 2006 through March 31, 2007, the Company repurchased 161,295 shares of its common stock at a total cost of $1,287,047, pursuant to this program. Subsequent to March 31, 2007 and through May 31, 2007, the Company has repurchased an additional 66,392 shares of its common stock at a total cost of $532,268, pursuant to this program.

On May 22, 2007, the Company declared a cash dividend of $0.25 per common share payable on June 29, 2007 to stockholders of record on June 8, 2007.

Other Comprehensive Income (Loss) activity during fiscal 2007, 2006 and 2005 is as follows:

	Unrealized Gain (Loss) on Securities	Change in Fair Value of Derivative	Pension Liability Adjustment	Total Other Comprehensive Income (Loss)
Balance at March 31, 2004	$ 118,671	$ (75,340)	$ -	$ 43,331
Change	(71,247)	53,184	-	(18,063)
Balance at March 31, 2005	47,424	(22,156)	-	25,268
Change	5,055	22,156	-	27,211
Balance at March 31, 2006	52,479	-	-	52,479
Change	27,070		-	27,070
Adoption of SFAS 158			25,009	25,009
Balance at March 31, 2007	$ 79,549	$ -	$ 25,009	$ 104,558

8. EMPLOYEE AND NON-EMPLOYEE STOCK OPTIONS

The Company has granted options to purchase up to a total of 241,000 shares of common stock to key employees, officers and non-employee directors with exercise prices at 100% of the fair market value on the date of grant. As of March 31, 2007, 11,000 shares remain available for grant under the plan. The employee options generally vest one-third per year beginning with the first anniversary from the date of grant. The non- employee director options generally vest one year from the date of grant.

Compensation expense related to the adoption of SFAS 123(R) and stock options granted was $305,436 before tax, or $187,172 after tax ($.07 per share, basic and diluted) for the year ended March 31, 2007. There was no stock-based compensation expense related to stock options in fiscal 2006 and 2005 because the intrinsic value method was previously used to account for stock-based awards. Unrecognized compensation expense related to the stock options of $836,020 at March 31, 2007 is to be recognized over the next eleven quarters ending December 31, 2009.

The fair value of the stock options granted in fiscal 2007 was estimated on the date of grant using the Black Scholes option-pricing model with the assumptions listed below.

Expected volatility	73.10% - 85.19%
Expected dividend yield	1.10%
Risk-free interest rate	4.44%-4.74%
Expected term, in years	2.5-5.0

Option activity is summarized as follows:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value (1)
Outstanding at March 31, 2004	64,000	$ 3.44		
Exercised	(63,000)	3.39		
Granted	1,000	28.77		
Outstanding at March 31, 2005	2,000	17.58		
Exercised	-	-		
Granted	15,000	10.15		
Outstanding at March 31, 2006	17,000	11.02		
Exercised	-	-		
Granted	224,000	8.37		
Outstanding at March 31, 2007	241,000	$ 8.56	$ 9.10	$ -
Exercisable at March 31, 2007	17,000	$ 11.02	$ 8.83	$ -

(1) Based on the exercise price of outstanding options being greater than the market value at March 31, 2007, the aggregate intrinsic value is zero.

A summary of the status of the Company's nonvested shares as of March 31, 2007, and changes during the year ended, is as follows:

	Shares	Weighted Average Grant-Date Fair Value
Nonvested at April 1, 2006	15,000	$ 84,915
Granted	224,000	1,099,532
Vested	(15,000)	(84,915)
Forfeited	-	-
Nonvested at March 31, 2007	224,000	$ 1,099,532

9. REVENUES FROM MAJOR CUSTOMERS

Approximately 54%, 55% and 59% of the Company's revenues were derived from services performed for FedEx Corporation in fiscal 2007, 2006 and 2005, respectively. In addition, approximately 24%, 18% and 24% of the Company's revenues for fiscal 2007, 2006 and 2005 respectively, were generated from Global's contract with the United States Air Force.

10. INCOME TAXES

The provision (benefit) for income taxes consists of:

	Year Ended March 31,		
	2007	2006	2005
Current:			
Federal	**$ 1,319,838**	$ 677,230	$ 661,545
State	**266,068**	161,875	114,138
Total current	**1,585,906**	839,105	775,683
Deferred:			
Federal	**(167,487)**	139,958	434,022
State	**(2,079)**	47,047	131,127
Total deferred	**(169,566)**	187,005	565,149
Total	**$ 1,416,340**	$ 1,026,110	$ 1,340,832

The income tax provision was different from the amount computed using the statutory Federal income tax rate for the following reasons:

	Year ended March 31,					
	2007		2006		2005	
	$	%	$	%	$	%
Income tax provision at U.S. statutory rate	**$ 1,326,812**	**34.0** %	$ 1,047,548	34.0 %	$ 1,171,773	34.0 %
State income taxes, net of Federal benefit	**169,400**	**4.3**	137,888	4.5	161,874	4.7
Permanent differences, net	**(63,566)**	**(1.6)**	(26,314)	(0.9)	8,775	0.7
Other differences, net	**3,578**	**0.1**	(135,733)	(4.4)	-	-
Change in valuation allowance	**(19,884)**	**(0.5)**	2,721	0.1	(1,590)	(0.1)
Income tax provision	**$ 1,416,340**	**36.3** %	$ 1,026,110	33.3 %	$ 1,340,832	39.3 %

Deferred tax asset is comprised of the following components:

	March 31, 2007	March 31, 2006
Net deferred tax asset		
Warranty reserve	**$ 75,781**	$ 107,297
Accounts receivable reserve	**160,713**	182,608
Inventory reserve	**256,455**	174,977
Engine reserve	**9,414**	-
Accrued insurance	**24,111**	23,596
Accrued vacation	**161,669**	155,611
Deferred compensation	**265,942**	290,796
Fixed assets	**(152,154)**	(201,416)
Loss carryforwards	**71,389**	104,160
Valuation allowance	**(62,415)**	(82,299)
Adjustment to Other Comprehensive Income	**(66,315)**	(20,000)
Stock options	**118,264**	-
Other	**32,033**	36,306
Total	**$ 894,887**	$ 771,636

The deferred tax items are reported on a net current and non-current basis in the accompanying fiscal 2007 and 2006 consolidated balance sheets according to the classification of the related asset and liability. The Company has state net operating loss carryforwards as of March 31, 2007 of approximately $128,204. The state loss carryforwards will expire in varying periods through March 2025. At March 31, 2007 the Company had $62,415 of unrealized capital losses. The Company's $21,557 of deferred tax assets expired in the current fiscal year related to a $57,000 capital loss carryforward. The Company recorded a full valuation allowance on the deferred tax assets relating to these capital losses at March 31, 2007 and 2006 based on management's belief that realization is unlikely.

11. EMPLOYEE BENEFITS

The Company has a 401(k) defined contribution plan ("Plan"). All employees of the Company are eligible to participate in the Plan after six months of service. The Company's contribution to the Plan for the years ended March 31, 2007, 2006 and 2005 was $282,000, $277,000, and $251,000, respectively and was recorded in general and administrative expenses in the consolidated statements of operations.

The Company, in each of the past three years, has paid a discretionary profit sharing bonus in which all employees have participated. Profit sharing expense in fiscal 2007, 2006, and 2005 was $518,000, $429,000 and $343,000, respectively, and was recorded in general and administrative expenses in the consolidated statements of operations. Effective January 1, 1996 the Company entered into supplemental retirement agreements with certain key executives of the Company, to provide for a monthly benefit upon retirement. The Company has purchased life insurance policies for which the Company is the sole beneficiary to facilitate the funding of benefits under these supplemental retirement agreements. The cost of funding these benefits is recorded in general and administrative expense on the consolidated statements of operations and is offset by increases in the cash surrender value of the life insurance policies.

Effective December 31, 2003, an executive officer and director of the Company resigned his employment with Air T. The Company purchased from the former executive officer 118,027 shares of Air T common stock (representing approximately 4.3% of the outstanding shares of common stock at December 31, 2003) for $4.54 per share (80% of the January 5, 2004 closing price). The stock repurchase took place in three installments over a one-year period, starting January 12, 2004, and totaled approximately $536,000. The repurchase of the former executive's stock was recorded in the periods that the repurchase occurred and all such stock was subsequently retired. All required installment payments have been made.

In 2005, the Compensation Committee of the Board of Directors confirmed the level of retirement benefits under existing agreements for certain executive officers at amounts approximately $510,000 less than had been previously accrued. Based on an estimated average term to retirement of these officers of four years, the accrual was reduced by $130,000 in fiscal 2005 and $112,000 in fiscal 2006, both amounts reducing general and administrative expense in the respective years. The accrual was reduced by an additional $154,000 in fiscal 2006 as a result of the retirement settlement described in the following paragraph. In fiscal 2007, the reduction was charged to accumulated other comprehensive income in the amount of $47,000.

On December 29, 2005, Air T, Inc. and certain of its subsidiaries entered into an Amended and Restated Employment Agreement (the "Amended Employment Agreement") with John J. Gioffre, the Company's Chief Financial Officer. The Amended Employment Agreement amends and restates the existing Employment Agreement dated January 1, 1996 (the "Former Employment Agreement"), between the Company, these subsidiaries and Mr. Gioffre. The Amended Employment Agreement provides the terms and conditions for Mr. Gioffre's continued employment with the Company until his planned retirement on June 30, 2006. In connection with the execution of the Amended Employment Agreement, the Company paid to Mr. Gioffre a $693,000 lump-sum retirement payment he would have been entitled to receive under the Former Employment Agreement had he retired on September 1, 2005, plus interest from that date at a rate equal to the Company's cost of funds. The Company had previously accrued $816,000 in retirement benefit expense, and accordingly, the adjustment of $123,000 increased the Company's results from operations for the year ended March 31, 2006. The Amended Employment Agreement terminates the Company's obligations to pay any further retirement or death benefits to Mr. Gioffre. Mr. Gioffre formally retired in December 2006.

On March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* SFAS 158 requires the Company to recognize the funded status of its supplemental retirement plan in the March 31, 2007 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of SFAS No. 87, *Employers' Accounting for Pensions*, all of which were previously netted against the plan's funded status in the Company's consolidated balance sheets pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic pension costs pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension costs in the same periods will be recognized as a component of other comprehensive income.

The adoption of SFAS 158 had no effect on the Company's consolidated statements of earnings for the year ended March 31, 2007, or for any period presented, and will not affect the Company's operating results in future periods. The effect of adopting SFAS 158 in the year ended March 31, 2007 was to decrease deferred retirement obligations by $40,752, decrease deferred income tax assets by $15,743 and increase accumulated other comprehensive income by $25,009.

Included in accumulated other comprehensive income at March 31, 2007, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credit of $56,485 and unrecognized actuarial losses of $15,733. The prior service credit and actuarial loss included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year ended March 31, 2008, are $56,485, and $5,156, respectively.

The following tables set forth the funded status of the Company's supplemental retirement plan at March 31, 2007 and the change in the projected benefit obligation during fiscal 2007:

	March 31, 2007
Funded status	
Projected benefit obligation	
Beginning of year	$ 575,877
Change	57,816
End of year	633,693
Fair value of plan assets	-
Funded status end of year	(633,693)
Accumulated benefit obligation at end of year	$ 633,693

	2007	2006
Projected benefit obligation beginning of year	$ 575,877	$ 1,141,619
Service cost	22,626	37,381
Interest cost	33,226	54,634
Actuarial loss due to change in assumption	1,964	(499)
Non-cash adjustments due to amendment and settlement	-	35,701
Benefits paid	-	(692,959)
Projected benefit obligation end of year	$ 633,693	$ 575,877

The projected benefit obligation was determined using an assumed discount rate of 5.75% at March 31, 2007 and 2006. The liability relating to these benefits has been included in deferred retirement obligation in the accompanying financial statements.

Net periodic pension (benefit) expense for fiscal 2007, 2006 and 2005 consisted of the following:

	2007	2006	2005
Service cost	$ 22,626	$ 37,381	$ 40,528
Interest cost	33,226	54,634	59,457
Amortization of unrecognized prior service cost and actuarial losses (gains)	(42,641)	4,130	(102,057)
(Gain) loss on settlement	-	(123,352)	784
Net periodic pension cost and (benefit)	$ 13,211	$ (27,207)	$ (1,288)

Projected benefit payments (based on assumption of lump sum payment at early retirement age 62) for fiscal years ending:

2008	$ -
2009	-
2010	-
2011	800,000
2012	-

The Company's former Chairman and CEO passed away on April 18, 1997. Under the terms of his supplemental retirement agreement, approximately $498,000 in present value of death benefits, was required to be paid out in the 10 years after his death. As of March 31, 2007 and 2006, accruals related to the unpaid present value of the benefit amounted to approximately $12,000 and $110,000, respectively (of which approximately $0 and $46,000, respectively is included under deferred retirement obligations in the accompanying consolidated balance sheets).

12. NET EARNINGS PER COMMON SHARE

Basic earnings per share has been calculated by dividing net earnings by the weighted average number of common shares outstanding during each period. For purposes of calculating diluted earnings per share, shares issuable under employee stock options were considered potential common shares and were included in the weighted average common shares unless they were anti-dilutive. As of March 31, 2007, 16,000 shares of outstanding stock options were anti-dilutive.

The computation of basic and diluted weighted average common shares outstanding is as follows:

	Year Ended March 31,		
	2007	2006	2005
Basic	**2,650,121**	2,671,293	2,677,114
Incremental Shares from Stock Options	**331**	486	15,766
Diluted	**2,650,452**	2,671,779	2,692,880

13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(in thousands except per share data)

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
2007				
Operating Revenues	**$ 16,084**	**$ 14,721**	**$ 17,395**	**$ 19,103**
Operating Income	**1,105**	**552**	**525**	**1,645**
Earnings Before Income Taxes	**1,156**	**578**	**495**	**1,673**
Net Earnings	**727**	**371**	**304**	**1,084**
Basic and Diluted Net Earnings per share	**$ 0.27**	**$ 0.14**	**$ 0.11**	**$ 0.42**
2006				
Operating Revenues	$ 17,216	$ 18,136	$ 23,415	$ 20,762
Operating Income	447	465	1,149	1,097
Earnings Before Income Taxes	449	460	1,107	1,065
Net Earnings	278	264	675	838 (1)
Basic and Diluted Net Earnings per share	$ 0.10	$ 0.10	$ 0.25	$ 0.32

(1) A true-up of timing differences in the fixed asset portion of deferred tax asset resulted in a reduction in the provision for income taxes in the Company's fourth quarter.

14. SEGMENT INFORMATION

The Company operates three subsidiaries in two business segments. Each business segment has separate management teams and infrastructures that offer different products and services. The subsidiaries have been combined into the following two reportable segments: overnight air cargo and ground equipment. The overnight air cargo segment encompasses services provided primarily to one customer, FedEx, and the ground equipment segment encompasses the operations of Global.

The accounting policies for all reportable segments are the same as those described in Note 1 to the Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on operating income from continuing operations.

Segment data is summarized as follows:

	2007	2006	2005
Operating Revenues:			
Overnight Air Cargo	$ **36,091,405**	$ 43,447,244	$ 41,312,475
Ground Equipment:			
Domestic	**29,051,299**	24,209,747	28,036,100
International	**2,160,641**	11,871,640	650,863
Total Ground Equipment	**31,211,940**	36,081,387	28,686,963
Total	$ **67,303,345**	$ 79,528,631	$ 69,999,438
Operating Income (loss) from Continiuing operations:			
Overnight Air Cargo	$ **1,685,069**	$ 2,234,395	$ 2,143,434
Ground Equipment	**4,506,196**	2,939,508	2,956,937
Corporate (1)	**(2,364,618)**	(2,016,158)	(1,631,675)
Total	$ **3,826,647**	$ 3,157,745	$ 3,468,696
Identifiable Assets:			
Overnight Air Cargo	$ **5,823,455**	$ 6,298,618	$ 7,312,183
Ground Equipment	**13,247,048**	12,620,815	10,180,943
Corporate	**5,544,481**	5,003,924	6,615,799
Total	$ **24,614,984**	$ 23,923,357	$ 24,108,925
Capital Expenditures, net:			
Overnight Air Cargo	$ **101,093**	$ 272,071	$ 266,714
Ground Equipment	**44,568**	37,030	34,256
Corporate	**52,264**	53,469	94,715
Total	$ **197,925**	$ 362,570	$ 395,685
Depreciation and Amortization			
Overnight Air Cargo	$ **487,652**	$ 449,224	$ 435,534
Ground Equipment	**127,611**	181,124	146,201
Corporate	**50,555**	52,751	52,083
Total	$ **665,818**	$ 683,099	$ 633,818

(1) Includes income from inter-segment transactions, eliminated in consolidation.

15. COMMITMENTS AND CONTINGENCIES

On February 28, 2005, a 135-foot fixed-stand deicing boom sold by Global for installation at the Philadelphia, Pennsylvania airport, and maintained by Global, collapsed on an Airbus A330 aircraft operated by U.S. Airways. While the aircraft suffered some structural damage, no passengers or crew on the aircraft were injured. The operator of the deicing boom has claimed to suffer injuries in connection with the collapse. Immediately following this incident, the remaining eleven fixed-stand deicing booms sold by Global and installed at the Philadelphia airport were placed out of service pending investigation of their structural soundness. These booms include 114-foot smaller deicing booms, as well as additional 135-foot extended deicing booms. All of these booms were designed, fabricated and installed by parties other than Global and are the only booms of this model that have been sold by Global.

In June 2005, after an independent structural engineering firm's investigation identified specific design flaws and structural defects in the remaining 11 booms and Global's subcontractor declined to participate in efforts to return the remaining 11 booms to service, Global agreed with the City of Philadelphia to effect specific repairs to the remaining 11 booms. Under this agreement, Global agreed to effect the repairs to these booms at its expense and reserved its rights to recover these expenses from any third party ultimately determined to be responsible for defects and flaws in these booms. The agreement provided that if Global performed its obligations under the agreement, the City of Philadelphia will not pursue any legal remedies against Global for the identified design flaws and structural defects with respect to these 11 booms. However, the City of Philadelphia retained its rights with respect to any cause of action arising from the collapse of the boom in February 2005.

On October 11, 2005, Global completed the repair, installation and recertification of ten of the deicing booms. Repair had been completed on the eleventh boom, which was then damaged in transit to the Philadelphia airport by an independent carrier. The additional repair work on that boom has been completed and the boom has been delivered back to the airport. The carrier had initially undertaken that such further repair work would be at its expense, though the carrier has since disclaimed liability for the full costs associated with the damage to the eleventh boom. As described below, Global has initiated litigation against the carrier to recover its costs related to the damage to the eleventh boom.

Global has been named as a defendant in three legal actions arising from the February 2005 boom collapse at the Philadelphia airport. In the first, *U.S. Airways vs. Elliott Equipment Company, et al.*, which is pending in United States District Court for the Eastern District of Pennsylvania, U.S. Airways initiated an action on April 7, 2006 against Global and its subcontractor seeking to recover approximately $2.9 million, representing the alleged cost to repair the damaged Airbus A330 aircraft and including approximately $1 million for the loss of use of the aircraft while it was being repaired. Discovery is continuing in this case and a trial has been set for March 2008. In the second action, *Emerson vs. Elliott Equipment Company, et al.*, pending in the Philadelphia County Court of Common Pleas, the boom operator is seeking to recover unspecified damages from Global and its subcontractor for injuries arising from the collapse of the boom. This matter was initiated on October 21, 2005 and is scheduled for trial in May 2008. The Company understands that the boom operator has recovered from his injuries and has returned to fulltime work. Global maintains product liability insurance in excess of the amount of the recoveries claimed above and is being defended in all three of these matters by its product liability insurance carrier. Global's insurance coverage does not extend to the costs incurred by Global to examine and repair the other 11 booms at the Philadelphia airport. The third lawsuit is a claim brought in December 2006, on behalf of the City of Philadelphia captioned *City of Philadelphia v. Elliott Equipment Company, et al.*, which was filed in the Philadelphia County Court of Common Pleas. In that action, the City seeks to recover for the cost of replacing the boom that was destroyed in the February 2005 accident. It is estimated that the cost for replacing that boom will be in the $500,000 to $600,000 range. That matter is in its early stage and a trial is anticipated for September 2008, based on the current scheduling order. Global's product liability insurance carrier has denied coverage with respect to the third lawsuit claiming that it seeks replacement of allegedly defective products. Global has included in its claims against its subcontractor any losses it may suffer in connection with the claims alleged in this lawsuit.

On August 4, 2005, Global commenced litigation in the Court of Common Pleas, Philadelphia County, Pennsylvania against Glazer Enterprises, Inc. t/a Elliott Equipment Company, Global's subcontractor that designed, fabricated and warrantied the booms at the Philadelphia airport, seeking to recover approximately $905,000 in costs incurred by Global in fiscal 2006 in connection with repairing the 11 booms and any damages arising from the collapse of the boom in February 2005. That case has been removed to federal court and is pending before United States District Court for the Eastern District of Pennsylvania and has been assigned to the same judge before whom the U.S. Airways litigation is pending against Global. Discovery is continuing in this lawsuit. The Company cannot provide assurance that it will be able to recover its repair expenses and other losses, or otherwise be successful, in this action.

On August 8, 2006, Global commenced litigation in the United States District for the Eastern District of Pennsylvania (*Global Ground Support, LLC v. Sautter Crane Rental, Inc.*) seeking to recover all damage and loss incurred as a result of damage that occurred to the 135-foot deicing boom while in transit back to the Philadelphia International Airport. That claim was initially filed under theories of negligence, but the Court has recently ruled that the action should proceed under a contract theory, and the action has been re-filed as a contract claim. In that action, Global seeks damage of approximately $300,000. The matter is in its initial discovery stage. This matter is currently scheduled for trial in November 2007.

The Company is currently involved in certain personal injury and environmental matters, which involve pending or threatened lawsuits. Management believes the results of these pending or threatened lawsuits will not have a material adverse effect on the Company's results of operations or financial position.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

The following graph compares the Company's cumulative total shareholder return at the end of the five most recent fiscal years, assuming an investment on March 31, 2002 of $100 in Common Stock and reinvestment of all dividends in Common Stock, along with the cumulative total returns determined on the same basis of a broad-based equity market index -- The Center for Research in Securities Prices (CRSP) Total Return Index for the Nasdaq Stock Market (U.S. Companies) -- and a peer index — the CRSP Nasdaq Trucking & Transportation Index.


$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$0.0
Company
Nasdaq
Nasdaq Trucking & Transportation
2002
2003
2004
2005
2006
2007

COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is publicly traded in the Nasdaq Capital Market under the symbol "AIRT."

As of May 23, 2007 the number of holders of record of the Company's Common Stock was approximately 275. The range of high and low bid quotations per share for the Company's common stock on the Nasdaq Capital Market from April 2005 through March 2007 is as follows:

	Common Stock			Common Stock	
Quarter Ended	High	Low	Quarter Ended	High	Low
June 30, 2005	$ 19.92	$ 13.75	June 30, 2006	$ 12.35	$ 10.94
September 30, 2005	16.43	9.75	September 30, 2006	11.51	7.50
December 31, 2005	13.23	9.50	December 31, 2006	10.63	8.50
March 31, 2006	14.50	10.50	March 31, 2007	9.31	7.52

The Company's Board of Directors has adopted a policy to pay a regularly scheduled annual cash dividend in the first quarter of each fiscal year. On May 22, 2007, the Company declared a fiscal 2007 cash dividend of $0.25 per common share payable on June 29, 2007 to stockholders of record on June 8, 2007.

DIRECTORS

Walter Clark
Chairman of the Board
Chief Executive Officer

Allison T. Clark
Independent Businessman

William H. Simpson
Executive Vice President

George C. Prill
President
George Prill & Associates

John J. Gioffre
Former Chief Financial Officer of Air T, Inc.

Dennis A. Wicker
Partner
Helms, Mulliss & Wicker PLLC

Claude S. Abernethy, Jr.
Senior Vice President
Wachovia Securities, Inc.

J. Bradley Wilson
Executive Vice President
Blue Cross Blue Shield of North Carolina

Sam Chesnutt
President
Sam Chesnutt and Associates

OFFICERS

Walter Clark
Chief Executive Officer

William H. Simpson
Executive Vice President

John Parry
Chief Financial Officer
Vice President – Finance
Secretary-Treasurer

J. Leonard Martin
Vice President

CORPORATE DATA

CORPORATE OFFICE
3524 Airport Road
Maiden, North Carolina 28650
(828) 464-8741

INDEPENDENT AUDITORS
Dixon Hughes PLLC
Charlotte, North Carolina

CORPORATE COUNSEL
Robinson, Bradshaw & Hinson, P.A.
Charlotte, North Carolina

BANK
Bank of America, N.A.
Charlotte, North Carolina

TRANSFER AGENT
American Stock Transfer & Trust Company
New York, NY

STOCK MARKET INFORMATION
Nasdaq Capital Market
Trading Symbol: AIRT

Stockholders may obtain free of charge, a copy of the Company's 2007 Annual Report on Form 10-K as filed with the Securities and Exchange Commission by writing to: Mr. John Parry, Secretary, Air T, Inc., 3524 Airport Road, Maiden, NC 28650.

END

AIR T, INC.
3524 AIRPORT ROAD • MAIDEN, NORTH CAROLINA • 28650